Exhibit 99.3

VERSES Closes Second Tranche of LIFE Offering Bringing Aggregate Funds Raised to $5.2M From Recent Offerings

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Nov. 15, 2024 — VERSES AI Inc. (CBOE: VERS) (OTCQB:VRSSF) (“VERSES” or the “Company”) is pleased to announce that it closed the second tranche of its previously announced non-brokered private placement (the “LIFE Offering”) of units of the Company (the “LIFE Units”) for aggregate gross proceeds in this second tranche of $512,800. The first tranche of the LIFE Offering closed on November 8, 2024 for aggregate gross proceeds of $2,903,850. On November 8, 2024 the Company also closed a non-brokered private placement of special warrants of the Company for aggregate gross proceeds of $1,800,000.

Pursuant to the second tranche of the LIFE Offering, the Company issued 1,025,600 LIFE Units at a price of $0.50 per LIFE Unit (the “Offering Price”). Each LIFE Unit will consist of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of $0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from November 15, 2024.

The LIFE Offering has been structured to take advantage of the listed issuer financing exemption from prospectus requirements (the “Exemption”) in Part 5A of NI 45-106, whereby shares issued pursuant to the Exemption are freely tradeable listed equity securities not subject to any hold period (see below).

The LIFE Offering has been conducted in all the provinces of Canada, except Québec, under the Exemption, for aggregate gross proceeds in this second tranche of C$512,800. The LIFE Offering was also conducted in the United States pursuant to exemptions from the registration requirements under Regulation D of the United States Securities Act of 1933, as amended (the “1933 Act”), subject to receipt of all necessary regulatory approvals, and in those other jurisdictions outside of Canada and the United States provided it is understood that no prospectus filing or comparable obligation arises in such other jurisdiction. The LIFE Units are not subject to resale restrictions pursuant to applicable Canadian securities laws, however, the LIFE Units (and underlying Shares, Warrants and Warrant Shares) offered and sold to persons in the United States, will be considered restricted securities under the 1933 Act and will contain a restrictive legend referencing the 1933 Act.

In connection with the second tranche of the LIFE Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of C$30,082; and (ii) issued to certain finders and advisors an aggregate of 60,164 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one unit of the Company (“Compensation Unit”) at the Offering Price for a period of 36 months from November 15, 2024, with each Compensation Unit comprised of one Share and one-half Warrant.

The net proceeds of the LIFE Offering will be used for general working capital purposes, to fund ongoing operations, and to fund research and development, including the development of Genius, all as more particularly described in the offering document dated November 8, 2024 that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at VERSES.ai.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the 1933 Act or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, and applicable U.S. state securities laws.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius™, is a toolkit for developers to generate intelligent software agents that enhance existing applications with the ability to reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at VERSES, LinkedIn and X.

On Behalf of the Company

Gabriel René VERSES AI Inc.

Co-Founder & CEO

press@VERSES.io

Media and Investor Relations Inquiries

Leo Karabelas

Focus Communications President

info@fcir.ca

416-543-3120

Cautionary Note Regarding Forward-Looking Statement

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among others, the ability of the Company to use the proceeds of the LIFE Offering as announced or at all. Such statements and information reflect the current view of VERSES. There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES actual results to differ materially from those indicated or implied by forward- looking statements and information. Such factors include, among others: the ability of the Company to complete the LIFE Offering on the terms announced or at all and the ability of the Company to use the proceeds of the LIFE Offering as announced or at all; currency fluctuations; limited business history of the parties; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; and general development, market and industry conditions. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this press release.